Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-147958

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$300,000,000

5.35% FIRST MORTGAGE BONDS, SERIES DUE NOVEMBER 1, 2039

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Ratings*	A1/A/A+ (Stable/Positive/Stable) (Moody’s/Standard & Poor’s/Fitch)
Note Type:	First Mortgage Bonds
Total Principal Amount:	$300,000,000
Pricing Date:	November 9, 2009
Settlement Date:	November 17, 2009
Maturity Date:	November 1, 2039
Interest Payment Dates:	Each May 1 and November 1, commencing on May 1, 2010
Reference Benchmark:	4.25% due May 15, 2039
Benchmark Price:	97-26
Benchmark Yield:	4.383%
Re-offer Spread:	98 bps
Re-offer Yield:	5.363%
Coupon:	5.35% semi-annual
Re-offer/Issue Price to Public:	99.81%
Make-Whole Call:	T + 15 bps
Minimum Denominations:	$1,000
Joint Bookrunners:	Barclays Capital Inc., KeyBanc Capital Markets Inc. and RBS Securities Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC and U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc., toll free at 1-888-603-5847, (ii) KeyBanc Capital Markets Inc., at 1-866-227-6479, or (iii) RBS Securities Inc., at 1-866-884-2071.